The information in this preliminary pricing supplement is not complete and may be changed. None of this preliminary pricing supplement, the prospectus supplement or the prospectus is an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 1, 2007	FILED PURSUANT TO RULE 424(b)(2)
PRELIMINARY PRICING SUPPLEMENT NO. AIG-FP-33	REGISTRATION NOS. 333-106040; 333-143992
TO PROSPECTUS DATED JULY 13, 2007
AND PROSPECTUS SUPPLEMENT DATED JULY 13, 2007

AMERICAN INTERNATIONAL GROUP, INC.
MEDIUM-TERM NOTES, SERIES AIG-FP,
CMS RANGE NOTES DUE OCTOBER [26], 2017

Principal Amount: U.S.$[ ]	Issue Date: October [26], 2007

Agents’ Discount or Commission: 1.50% of Principal Amount	Stated Maturity Date: October [26], 2017

Net Proceeds to Issuer: U.S.$ [ ]	Interest Rate: For each Interest Accrual Period from and including the Interest Accrual Period commencing on the Issue Date to and including the Interest Accrual Period ending on October [26], 2009: 7.00% times Interest Accrual Factor

For each Interest Accrual Period from and including the Interest Accrual Period commencing on October [26], 2009 to and including the Interest Accrual Period ending on October [26], 2017: [at least 8.00%]%* times Interest Accrual Factor

* The actual percentage to be used here will be determined on the date of pricing of the notes and specified in the final pricing supplement.

Interest Payment Dates: Quarterly, on the [26]th day of each January, April, July and October, commencing January [26], 2008 and ending on the Maturity Date (whether the Stated Maturity Date or an earlier Redemption Date), subject to adjustment using the Modified Following Business Day Convention.
Interest Accrual Factor: For any Interest Accrual Period, the number of calendar days during that Interest Accrual Period in respect of which the applicable Reference Rate is greater than or equal to 0.00% and less than or equal to 6.75%, divided by the total number of calendar days in such Interest Accrual Period.

Period End Dates: Quarterly, on the [26]th day of each January, April, July and October, commencing January [26], 2008 and ending on the Maturity Date, such dates not subject to adjustment whether or not such dates are Business Days.
Interest Accrual Periods: The quarterly period from and including the Issue Date (in the case of the first Interest Accrual Period) or the previous Period End Date, as applicable, to but excluding the next Period End Date.

Reference Rate Cut-Off: Beginning with the Interest Accrual Period commencing on the Issue Date, for each calendar day in an Interest Accrual Period starting on, and including, the seventh Business Day prior to the Period End Date for such Interest Accrual Period and ending on and excluding such Period End Date, applicable Reference Rate will be equal to the applicable Reference Rate as determined on the seventh Business Day prior to such Period End Date.

Form: ☑ Book Entry ☐ Certificated	CUSIP No.: 02687QCQ9

Specified Currency (If other than U.S. dollars): N/A	Authorized Denominations (If other than U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof): U.S. $10,000 and multiples of U.S $1,000 in excess thereof.
The notes are being placed through or purchased by the Agents listed below:

Agent	Principal Amount
Banc of America Securities LLC	U.S.$ [ ]	Capacity:	☐ Agent	☑ Principal

If as Agent:	The notes are being offered at a fixed initial public offering price of ___% of principal amount.
If as Principal:	☑ The notes are being offered at varying prices related to prevailing market prices at the time of resale.
☐ The notes are being offered at a fixed initial public offering price of 100% of principal amount.
Redemption at Option of Issuer:
The notes will be redeemable, in whole only, at the option of the Issuer, upon written notice of a minimum of five (5) Business Days, at 100% of the Principal Amount, on the Interest Payment Date scheduled to fall on January [26], 2008 and on each Interest Payment Date thereafter (such date, the “Redemption Date”).
Events of Default and Acceleration:
In case an Event of Default with respect to any of the notes has occurred and is continuing, the amount payable to a holder of a note upon any acceleration permitted by the notes will be equal to the amount payable on that note calculated as though the date of acceleration were the Maturity Date of the notes.
In case of default in payment of the notes, whether at the Stated Maturity Date, upon redemption, or upon acceleration, from and after that date the notes will bear interest, payable upon demand of their holders, at the rate equal to the interest applicable to the Interest Accrual Period or portion thereof as of the date on which the default occurs, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the notes to the date payment of that amount has been made or duly provided for.
Other Provisions:

“Modified Following Business Day Convention”	Means the convention for adjusting any relevant date if it would otherwise fall on a day that is not a Business Day. When used in conjunction with a date, this convention shall mean that an adjustment will be made such that if that date would otherwise fall on a day that is not a Business Day, that date will be adjusted to the first following day that is a Business Day, unless the proposed adjusted date would fall in the next calendar month, in which case the adjusted date will be the first preceding day that is a Business Day.

“Maturity Date”	The earlier of the Stated Maturity Date or a Redemption Date.

“Business Day”	Means any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

“Reference Rate ”	Means an amount equal to the Applicable CMS rate for the applicable period as described in the following table:

From and including	To but excluding	Applicable CMS rate
Issue Date	October [26], 2008	10CMS
October [26], 2008	October [26], 2009	9CMS
October [26], 2009	October [26], 2010	8CMS
October [26], 2010	October [26], 2011	7CMS
October [26], 2011	October [26], 2012	6CMS
October [26], 2012	October [26], 2013	5CMS
October [26], 2013	October [26], 2014	4CMS
October [26], 2014	October [26], 2015	3CMS
October [26], 2015	October [26], 2016	2CMS
October [26], 2016	October [26], 2017	1CMS

For any tenor, x, “xCMS” is the x-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time. If 10CMS, 9CMS, 8CMS, 7CMS, 6CMS, 5CMS, 4CMS, 3CMS, 2CMS or 1CMS, as applicable, does not appear on Reuters Screen ISDAFIX1 on any date, such rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” (as defined below) as the rate (or rates) that does not appear on Reuters Screen ISDAFIX1.

“USD-CMS-Reference Banks”	Means an interest rate determined on the basis of the mid-market semi-annual swap rate quotations provided by the principal New York City office of each of five leading swap dealers in the New York interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time on the applicable date; and for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to the number of years specified as “x” in the term “[x]CMS”, commencing on the applicable date and in a representative amount for CMS swap transactions with a period to maturity of “x” years, with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The Calculation Agent will request the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for the applicable date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If two quotations are provided, the rate for the applicable date will be the arithmetic mean of the two quotations. If one quotation is provided, the rate for the applicable date will be that single quotation provided. If no quotations are provided, the rate for the applicable date will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Day Count Convention:	30/360

Calculation Agent:	AIG Financial Products Corp. (“AIG-FP”)

Examples of Calculation of Interest Rate:
Example 1: Assuming that, during a 92-day Interest Accrual Period commencing on or after October [26], 2007 and ending prior to October [26], 2008, 10CMS is greater than or equal to 0.00% and less than or equal to 6.75% on every calendar day in the applicable Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 7.00000% calculated as follows: 7.00000% x 92/92 = 7.00000% per annum.
Example 2: Assuming that, during a 92-day Interest Accrual Period commencing on or after October [26], 2007 and ending prior to October [26], 2008, 10CMS is greater than or equal to 0.00% and less than or equal to 6.75% on no calendar day in the applicable Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 0.00000% calculated as follows: 7.00000% x 0/92 = 0.00000% per annum.
Example 3: Assuming that, during a 92-day Interest Accrual Period commencing on or after October [26], 2007 and ending prior to October [26], 2008, 10CMS is greater than or equal to 0.00% and less than or equal to 6.75% on 46 calendar days in the applicable Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 3.50000% calculated as follows: 7.00000% x 46/92 = 3.50000% per annum.
Example 4: Assuming that, during a 92-day Interest Accrual Period commencing on or after October [26], 2009 and ending prior to October [26], 2010, 8CMS is greater than or equal to 0.00% and less than or equal to 6.75% on 23 calendar days in the applicable Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 2.00000% calculated as follows: 8.00000%* x 23/92 = 2.00000% per annum.

*   This assumes a percentage of 8.00000%. The actual percentage that will apply here is expected to be greater than or equal to 8.00000% and will be determined on the date of pricing of the notes and specified in the final pricing supplement.
RISK FACTORS
Investing in the Notes involves a number of significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the Reference Rate and other events that are difficult to predict and beyond AIG’s control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.
Limitations on Returns on the Notes.
The interest payable on the notes is uncertain, and movements in the applicable Reference Rate will affect whether or not and the extent to which you will receive interest on the notes in any Interest Accrual Period.
The maximum Interest Rate on the notes is, at all times to but excluding October [26], 2009, 7.00%; and at all times from and including October [26], 2009 to but excluding October [26], 2017, [at least 8.00%]*. However, for every day during an Interest Accrual Period on which the Reference Rate is below 0.00% or above 6.75%, the applicable Interest Rate for that Interest Accrual Period will be reduced, and accordingly, your return for any Interest Accrual Period over the life of the notes could be significantly less than maximum Interest Rate for that Interest Accrual Period. If the Reference Rate is below 0.00% or above 6.75% on every day in any Interest Accrual Period, the applicable Interest Rate for that Interest Accrual Period will be zero.

*   The actual maximum Interest Rate that applies here will be determined on the date of pricing of the notes and specified in the final pricing supplement.
Historical performance of the Reference Rate should not be taken as an indication of the future performance of the Reference Rate during the term of the notes.
It is impossible to predict whether the Reference Rate will increase or decrease. The Reference Rate will be influenced by complex and interrelated political, economic, financial and other factors; therefore, the historical performance of the Reference Rate should not be taken as an indication of future performance thereof during the term of the notes.
Factors that may affect the level of the Reference Rate include monetary policy, interest rate volatility, interest rate levels and the inflation rate.
Please note that historical trends are not indicative of future behavior of the Reference Rate.

The inclusion of compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices.
Assuming no change in market conditions or any other relevant factors, the price, if any, at which we (or any of our affiliates or any market maker) are willing to purchase the notes in secondary market transactions will likely be lower, and may be materially lower, than the price at which we sold the notes to the Agent. In addition, any such prices may differ from values determined by pricing models used by us or any of our affiliates or any market maker as a result of dealer discounts, mark-ups or other transactions.
Market factors may influence whether we exercise our right to redeem the notes prior to their scheduled maturity.
It is more likely that we will redeem the notes prior to their Stated Maturity Date to the extent that the calculation of the Interest Rate results in an amount of interest in respect of the notes greater than that for instruments of a comparable maturity and credit rating trading in the market. If we redeem the notes prior to their Stated Maturity Date, you may be unable to invest in securities with similar risk and yield as the notes and replacement investments may be more expensive than your investment in the notes. Your ability to realize market value appreciation and any interest is limited by our right to redeem the notes prior to their scheduled maturity.
There may not be an active trading market in the notes and sales prior to maturity may result in losses.
There may be little or no secondary market for the notes. We do not intend to list the notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the notes. Even if a secondary market for the notes develops, it may not provide significant liquidity or result in trading of notes at prices advantageous to you. Sales in the secondary market may result in significant losses. Banc of America Securities LLC currently intends to act as market makers for the notes, but it is not required to do so, and may stop doing so at any time. We expect there will be little or no liquidity in the notes. The prices that may be offered in the secondary market for the notes will be discounted to reflect hedging and other costs and, among other things, changes of and volatility in interest rates in the market.
The market value of the notes may be influenced by unpredictable factors.
The market value of your notes may fluctuate between the date you purchase them and the Maturity Date. Several factors, many of which are beyond our control, will influence the market value of the notes. We expect that generally the Reference Rate on any day and expectations relating to the future level of the Reference Rate will affect the market value of the notes more than any other single factor. Other factors that may influence the market value of the notes include:
•	supply and demand for the notes, including inventory positions held by any market maker;

•	economic, financial, political and regulatory or judicial events that affect financial markets generally; interest rates in the market generally;

•	the time remaining to maturity;

•	our right to redeem the notes; and

•	our creditworthiness and credit ratings.
We may have conflicts of interests arising from our relationships with the Calculation Agent.
You should be aware that AIG-FP, our subsidiary, in its capacity as Calculation Agent for the notes, is under no obligation to take your interests into consideration in determining the number of days on which interest will accrue, and is only required to act in good faith and in a commercially reasonable manner. AIG-FP as Calculation Agent will, among other things, also determine the applicable Interest Rate payment to be made on the notes. Because these determinations by the Calculation Agent will affect the interest payments and the payment at maturity on the notes, conflicts of interest may arise in connection with its performance of its role as Calculation Agent.

ERISA CONSIDERATIONS
The notes may not be purchased or held by any employee benefit plan or other plan or account that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code (each, a “plan”), or by any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”), unless in each case the purchaser or holder is eligible for exemptive relief from the prohibited transaction rules of ERISA and Section 4975 of the Code under a prohibited transaction class exemption issued by the Department of Labor or another applicable statutory or administrative exemption. Each purchaser or holder of the notes will be deemed to represent that either (1) it is not a plan or plan asset entity and is not purchasing the notes on behalf of or with plan assets or (2) with respect to the purchase and holding, it is eligible for relief under a prohibited transaction class exemption or other applicable statutory or administrative exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code. The foregoing supplements the discussion under ERISA Considerations in the base prospectus dated July 13, 2007.
USE OF PROCEEDS
We intend to lend the net proceeds from the sale of the notes to our subsidiary AIG-FP or certain of its subsidiaries for use for general corporate purposes.

HISTORICAL INFORMATION ON THE REFERENCE RATE
The following graphs set forth the historical levels of the applicable Reference Rate for the years indicated. You should not take the past performance of the Reference Rate as an indication of future performance.
USSWAP10 Index Historical Closing Prices
Source: Bloomberg L.P. (without independent verification)

USSWAP9 Index Historical Closing Prices
Source: Bloomberg L.P. (without independent verification)
USSWAP8 Index Historical Closing Prices
Source: Bloomberg L.P. (without independent verification

USSWAP7 Index Historical Closing Prices
Source: Bloomberg L.P. (without independent verification)
USSWAP6 Index Historical Closing Prices
Source: Bloomberg L.P. (without independent verification)

USSWAP5 Index Historical Closing Prices
Source: Bloomberg L.P. (without independent verification)
USSWAP4 Index Historical Closing Prices
Source: Bloomberg L.P. (without independent verification)

USSWAP3 Index Historical Closing Prices
Source: Bloomberg L.P. (without independent verification)
USSWAP2 Index Historical Closing Prices
Source: Bloomberg L.P. (without independent verification)

USSWAP1 Index Historical Closing Prices
     Source: Bloomberg L.P. (without independent verification)

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
     We will treat the notes as contingent payment obligations. Special U.S. federal income tax rules apply to contingent payment obligations. These rules are described under the heading “United States Taxation – Original Issue Discount — Notes Subject to Contingent Payment Obligation Rules” in the Prospectus Supplement.
     The U.S. Treasury Regulations discussing the U.S. federal income tax treatment of contingent payment obligations require the issuer of such notes to provide the purchaser with the comparable yield of a hypothetical AIG debt instrument with terms similar to the notes, but without any contingent payments, and a projected payment schedule for payments on the notes. The comparable yield and projected payment schedule will be provided by the chief financial officer of AIG Financial Products Corp. at AIG Financial Products Corp., 50 Danbury Road, Wilton, CT 06897-4444, Tel. (203) 222-4700.
     As indicated in the Prospectus Supplement, the treatment of contingent payment obligations subject to optional redemption rights is uncertain. If the Internal Revenue Service were to require that we not take into account the probability of exercise of the call option for purposes of calculating the comparable yield and projected payment schedule, which will be made available to you as set forth above, then the amount of income to be accrued would likely be different.

The comparable yield and projected payment schedule available as set forth above are being provided to you solely for the purpose of determining the amount of interest that accrues in respect of your note for U.S. federal income tax purposes, and none of AIG or its affiliates or agents is making any representation or prediction regarding the actual amount of interest (if any) that may be payable, or the likelihood of the notes being redeemed prior to the Stated Maturity Date.
GENERAL INFORMATION
The information in this Pricing Supplement, other than the information regarding the initial public offering price, the net proceeds to the issuer, the identities of the initial purchasers or agents, the information under “Examples of Calculation of Interest Rate”, “Certain U.S. Federal Income Tax Consequences”, “ERISA Considerations” and “Risk Factors” above, and the following two paragraphs, will be incorporated by reference into the Global Security representing all the Medium-Term Notes, Series AIG-FP.
We are offering notes on a continuing basis through AIG Financial Securities Corp., ABN AMRO Incorporated, Banca IMI S.p.A., Banc of America Securities LLC, Barclays Capital Inc., Bear, Stearns & Co. Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Calyon Securities (USA) Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Daiwa Securities SMBC Europe Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., McDonald Investments Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Morgan Stanley & Co. Incorporated, RBC Capital Markets Corporation, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, TD Securities (USA) LLC, UBS Securities LLC, and Wachovia Capital Markets, LLC, as agents, each of which has agreed to use its best efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents. See “Plan of Distribution” in the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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